

June 8, 2023

Roei Golan
Chief Financial Officer
Check Point Software Technologies Ltd.
5 Shlomo Kaplan Street
Tel Aviv 6789159 , Israel

Re: Check Point Software Technologies Ltd.
     Form 20-F for the Fiscal Year Ended December 31, 2022
     Filed April 27, 2023
     File No. 000-28584

Dear Roei Golan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 4 Cash and Cash Equivalents, Short-Term Bank Deposits and Marketable Securities, page F-28

1. Please provide us with a breakdown of your marketable securities by the following categories, for each period presented. Please also revise your future 20-F filings to include this information. We refer you to ASC 320-10-50-1B.

    • Debt securities issued by the U.S. Treasury and other U.S. government agencies
    • Debt securities issued by other governments
    • Corporate debt securities

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Laura Veator, Senior Staff Accountant, at (202)-551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202)-551-3488 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology